THE ASTRID EXPERIENCE
— Post-Production & Distribution Pitch Deck —



TABLE OF CONTENTS

LOGLINE

An artist in recovery meets a free spirited actress when he helps her out of a difficult situation at a casting studio. To thank him, she invites him to a party, kicking off a magical, all-night adventure through Los Angeles that shows him he has something more worth living for.



ONE SHEET

Chase Abbott is down and out — literally — he's gone from being on the town's hot-list of successful, young Hollywood talent, to signing books in the back of a dilapidated bookstore in the valley. He's currently in recovery from alcoholism, has a serious case of writer's block, and hasn't sold a script in years. To top it all off, the only girl he's ever truly loved just left him due to a lack of future potential.

On his way out of another terrible commercial audition that reminds him why he quit acting in the first place, he sees a girl trying to get his attention. She clearly needs help. Depressed or not, this girl is a stunner, it doesn't take a talent scout to see that. Chase walks over and she locked her keys in her car. He calls Triple A for her, and begins to leave, instantly regretting his lack of game. She introduces herself. This girl… is Astrid Stevens.

Chase does a pretty bang-up job of blowing the interaction, but Astrid takes the initiative and offers to buy him a drink to thank him. After taking her to an old Hollywood bar, Chase is forced to come clean that he doesn't drink, piquing more of Astrid's interest.

An hour later, they're at a wild party hosted by Astrid's friend, Chels. Astrid's bold zest for life and apparent lack of fear in social situations is starting to open him up. Their attraction for each other builds, and after dancing together they take a walk and Chase kisses her. He then remembers that his friend Rob is performing a comedy show, so they go. The night keeps getting better and better…

Rob performs a killer set, and is happy to see his friend out and about. He invites them to an all-night rave and they all go. After the show, Chase drops Rob off, and takes Astrid up to Mullholland Drive to show her the sea of light that LA is at night. The attraction reaches and crescendo and they hook-up in the back of Chase's car, illuminated only by the dusky lights off Mullholland…

After what is an all-to-perfect, LA night, Astrid suddenly goes cold out of nowhere, resulting in a vicious fight where they both say things that they instantly regret. Chase drops Astrid off at her apartment. It's over. How could this happen? How could he blow things with such a perfect girl, again?! He then goes to the liquor store, buys a bottle, and almost relapses. His reality is collapsing in around him.

The next day, Chase gets back into his recovery program and is forced with a decision — to move on and chalk the night up as a beautiful dream, or to find out more about who Astrid is and figure out how to win her back… when push comes to shove… he just might have to write the script that will save his life.

DIRECTOR'S STATEMENT

When I decided to take on the massive undertaking of taking *The Astrid Experience* from script to screen, I had been in recovery for over two and a half years. Before that, my world was crumbling around me, and the worst part was, I could no longer write or create. I was alone, isolated, confused, frustrated, and resentful. The world I lived in was once a playground... now it had become a prison.

Through a series of life changing experiences I had in New York, I made the decision to get my life back on track. Recovery showed me how to live again — how to laugh, how to cry, how to feel — I began coming back to the light. It was difficult to be sure. The first year of recovery was one of the hardest times of my life, and I wouldn't wish it upon my worst enemy, but I pushed through, and then one day, I could create again.

It was then that I embarked on making *The Astrid Experience*, and it wouldn't have been possible without the help of the recovery community. Not only did many of our locations come through people I met in recovery, but I met many actors in recovery that were full of talent that just needed an opportunity to shine, so I wrote them into the script and casted them in my project. Our two weeks of on-set filming went absolutely fantastic. My co-producer John That and I were able to combine our skills, talents, connections, and finances to get us through principle production and create a professional project that on paper would be impossible by Hollywood standards.

When we entered post-production, we literally hit a wall. A decade of work on set as a actor and writer made the transition to the first phase of directing relatively easy by comparison, and I was able to get my team through pre-production and principle photography in just under five months. As I've quickly been learning, we are going require a respectable post-production budget to do justice to the professional work we have in the can and finish the film at the professional standards it requires… this brings us to present day… and our offering of this opportunity to partner with us through *Wefunder*.

Critically and financially, my goals for *The Astrid Experience* are high. I never personally want to get behind someone or invest in someone who lacks high expectations for their work, so I'm swinging for the fence. Since we already went out and shot the film, we've negated many of the investment risks inherent to the filming process. I've put together a post-production financing plan and budget that will give my team and I everything we need to take this project all the way, maximize its latent value, and get the highest possible return for our investors and equity holders.

Artistically and socially, my goal with *The Astrid Experience* has always been to start a conversation. The story accurately and truthfully reflects what it's like to be living in recovery while in the midst of young Hollywood. I want people that have chosen to step into recovery to feel supported and encouraged, and I want those who are struggling and don't know where to turn to perhaps find an answer they are longing for. When I was in my darkest days, I wish I saw a film like *The Astrid Experience* to show me that a recovery community even existed.

At its core, *The Astrid Experience* is an LA film. Our main audience for the film is located right around us. It's the artists, the addicts, the dreamers, the ones trying to 'make it'. It's a film for them. The world is too big for me to try and change right now — it's too much for me — but the one place I have in my heart that I can start to create change in is right here... in the City of Angeles... the city I live in.

FULL LOOKBOOK

PRODUCTION STILLS (From Principle Photography)



Opening Scene — 'Chase at book signing'



Astrid — 'Morning Routine'



'Wake up Chase'



Chase — 'Morning Routine'



Chase — 'Going to Audition'

Chase & Astrid — 'First Impressions'

Astrid — 'Help, I locked my keys in my car'

Astrid — 'Thank you for the missed connection'

Chase — 'Lonely Nights'

Astrid & Chase — 'Oh, hello again'



Astrid & Chase — 'First Date at Mel's'

Astrid & Chase — 'In Transit'



Astrid & Chase — 'Connecting on the Drive'

Robbie Baker — 'Enter Robbie Baker'



Chase, Astrid, and Rob — 'Young, Wild, and Free'

Astrid & Chase — 'Mulholland Drive'

Astrid & Chase — 'Going Deeper'

Astrid & Chase — 'Caught in the Moment'

Astrid & Chase — 'Hooking Up'

Astrid — 'Fast Lane Regrets'

Astrid — 'Bad Habits Die Hard'

Chase — 'Finding Support'



Chase — 'Isolation'

Chase — 'Write, Don't Drink.'

Chase & Astrid — 'Redemption'

Chase & Astrid — 'Love in LA'



Chase and Astrid — Final Shot — 'She locked her keys in her car… Again!'

TAE PROMO PHOTOS



Astrid and Chase — 'Oh, Hey.'



Astrid — 'It Girl'



Astrid & Chase — 'Frustration'



Astrid — 'The Astrid Zone'



The TAE Squad (left to right) — John That (Producer) Chris Pilarski (DP), Cal Barnes (Chase Abbott, Writer, Director), Lucia Xypteras (Astrid)



Chase & Astrid — 'LA People'

ON SET CAST & CREW PHOTOS



'Lighting a World' with *The Astrid Experience* DP Christopher Pilarski



TAE Producer John That — 'Down n' Out' after a long day



'Chillin' with Robbie Baker



Astrid with her friends Brooke & Nova — 'Club Girls'



'Astrid's World'



Writer/Director Cal Barnes and Producer John That — 'Livin' the Dream'



Astrid & Emma — 'Frenemies'



Lotus Bech as Emma — 'Preparing for a scene'



Writer/Director and DP Chris Pilarski prepping a scene



'Never Enough Astrid'



(Left to Right) — Cal Barnes (Chase Abbott, Writer/Director), Lucia Xypteras (Astrid), Christopher Pilarksi (DP), Paige Haley (PA)



Astrid — 'After Hours'

KEY CREATIVE TEAM

CAL BARNES (Writer/Director, Starring as Chase Abbott)



Cal R. Barnes was born in Salem, OR in 1988. After briefly studying creative writing and drama at Portland State University in Portland, OR, Cal moved to Los Angeles in 2009 where he immediately began acting and writing screenplays. After a few years he also began producing films as well, enjoying all aspects of the creative process. To date, Cal has penned 18 feature screenplays, an award-winning stage, *Rise,* and a novel, *True Grandeur.* Cal had a supporting role in the immensely successful, *Universal Studios* horror film, *Unfriended,* and just recently starred in his first feature, *The Astrid Experience,* which also marks his feature film debut as a director. Cal currently lives and makes films in Los Angeles. He is a connoisseur of literature, film, yoga, fruits, vegetables, coffee, tea, and sunshine.

JOHN THAT (Producer/ Music Supervisor)



Born on the rocky shores of New Hampshire, John That grew up in a small New England town in a musical household. Instead of lullabies his parents sang him the Beatles. John wore out his first cassette tape at 5 and begged to learn guitar on his Years later he would sneak out to a local church to learn guitar on his own.

After 3 years of college John dropped out of the University of New Hampshire to backpack through South East Asia, eventually completing his education in Hong Kong. Abroad he was exposed to a world of new cultures, new people, and more importantly, new music. It was there that he decided to dedicate the rest of his life to the pursuit of music. When he returned to the states he had one goal: move to Los Angeles and begin his next musical adventure. He took a tele-sales job to finance the dream, where he had saved up enough to relocate and record his first mixtape *RadioSurfer*.

Through his album, John met writer, actor, and filmmaker Cal Barnes, who wrote and directed one of his music videos, *Hippy Girl*, in 2014. Through the experience of working with Cal and other filmmakers on music videos, John took an interest in filmmaking and film producing, and began working as a PA and assistant for notable industry figures such as Jerry Seinfield and Norm MacDonald. He's excited to be teaming up with Cal again to produce his first feature film, *The Astrid Experience*, which marks their second collaboration as a filmmaking team.

CHRISTOPHER PILARSKI
(Director of Photography)



Right after Chris graduated high school in Germany, he left the country to pursue a career as a Cinematographer. In Melbourne, Australia he started working at a production company where he worked on commercials. He was involved in the creation on one of the most watched videos on Vimeo.

After a year of backpacking and working across the globe, Chris moved to Amsterdam, Netherlands to study Filmmaking. Then he made the big move to Los Angeles.

Chris has an Associate Degree in Film from Santa Monica College, he's worked on short and feature films, commercials, documentaries, and filmed over 50 web shows and music videos. Clients include IFC, MTV, Interscope Records, Gareth Emery, LMU, Crypt TV and more. Pharrell Williams has also promoted a music video Chris shot and co-directed for his company.

LUCIA XYPTERAS Starring

as Astrid Stevens



Lucia started in the industry as a ballet dancer, dancing with the South African Ballet Theatre from the time she was 8 years old. She moved to LA after receiving an acting bursary to the New York Film Academy and since graduating has had the opportunity of bringing numerous characters to life.

She is most well-known for her role in *The Adventures of Aladdin*, where she portrays an original version of Princess Jasmine opposite a wonderfully diverse and talented cast. Lucia is set to portray Astrid Stevens in the upcoming feature film *The Astrid Experience*, written by directed by Cal Barnes, as well as featuring in the new web series, *Pretty Restless*, opposite Glee's Samuel Larson that is set to release in the new year.

While dedicated to her craft, Lucia is also studying to achieve her bachelor's degree in marketing and hopes to produce and direct her own films one day that highlight and bring recognition to the untapped potential and talent that exists in South Africa.

ROB CONROY as Robbie Baker



Rob Conroy was born October 15th, 1986 in Seattle Washington where he was raised. As a teenager Rob was the youngest comedian at the local Seattle comedy clubs and quickly became a well known facet of the comedy scene. When he was eighteen he decided to take a hiatus from entertainment and comedy to pursue sales and later studied psychology and philosophy at Central Washington University. Eventually the comedy bug took hold of him and he ended up moving to Los Angeles to pursue a career in comedy and entertainment. He can be spotted all over performing at "Fourth Wall Comedy Club" and "The Hollywood Improv" to name a few. Conroy's charm and humor landed him a supporting role in the upcoming feature film "The Astrid Experience," marking his on screen debut.

MENA SANTOS as Chels



Mena Santos is originally from East Providence, Rhode Island but traveled all across the US growing up. After graduating from the University of West Florida, she moved to California to pursue her lifelong dream of acting. Since arriving in Los Angeles a year and a half ago, Mena has booked two feature films (#WhenTodayEnds, and The Astrid Experience) and recently finished filming the short film SWIM. She currently studies at Ivana Chubbuck Studio and hopes to inspire others to pursue their dreams.

ARTISTIC APPROACH

When approaching The Astrid Experience artistically, the director wanted to tell a romantic love story with dark undertones reflective of Los Angeles and the current state of consumer and celebrity culture nationwide. Although technology has helped society to progress in a lot of ways, it's also created a nightmare of information overload and turned human beings into a commodity. Never in our history has freedom of choice been as prevalent as it is now, but this opportunity often comes at a cost: pain, depression, and heartbreak.

We started with a tight shooting script with shots specifically designed to reflect mobile technologies of the modern age. We wanted the story to have a modern, young, and creative feel visually — something that everybody could relate to.

Next, our director and DP created a color pallet that is reflective of the story we want to tell. We've always been fans of David Fincher's color grading on his films. We love the richness and grittiness. Although The Astrid Experience is a romance, it's also very dark. It deals with addiction, loneliness, and the side effects of consumer and celebrity culture. We thought it would be really interesting to see a romantic dramedy with a dark, rich, gritty color palette -- one that reflects the true core of the story.

When filming, we wanted to contrast and expand upon the duality of LA and everything Los Angeles represents — hope and fear, dreams and failure, love and hate — we made it a point to show both sides of the city.

SIMILAR FILMS & COMPETITIVE ANALYSIS

IN SEARCH OF A MIDNIGHT KISS (2008)


THE INTERNATIONAL BREAKTHROUGH HIT
FROM THE PRODUCER OF BEFORE SUNSET AND DAZED AND CONFUSED
IN SEARCH OF A MIDNIGHT KISS
"Hilarious & Inventive"
"Utterly amazing!"
"The best American indie in years."
– Joe Utichi, ROTTEN TOMATOES
IT'S NOT JUST ANOTHER KISS...

Genre: Romantic Dramedy
Budget: $27,000
Domestic: $172,605 (13.3%)
Foreign: $1,121,571 (86.7%
Worldwide: $1,294,176
Distributor: IFC
Awards: Independent Spirit John Cassavetes Award
Location: Los Angeles, CA

LIKE CRAZY (2011)


ANTON YELCHIN
FELICITY JONES
JENNIFER LAWRENCE
"ROMANTIC, INTIMATE & HEARTFELT."
"THE MOST INFECTIOUS LOVE STORY IN DECADES."
I WANT YOU
I NEED YOU
I LOVE YOU
I MISS YOU
LIKE CRAZY

Genre: Romantic Drama
Budget: $250,000
Domestic: $3,395,391 (91%)
Foreign: $336,098 (9.0%
Worldwide: $3,731,489
Distributor: Paramount Vantage
Awards: Sundance Film Festival Grand Jury Prize: U.S. Dramatic
Location: Los Angeles, CA

FALLING OVERNIGHT (2012)



Genre: Romantic Drama
Budget: $100,000
Domestic: unknown
Foreign: unknown
Worldwide: unknown
Distributor: Cerebroscope Films
Awards: Cinequest Film Festival Special Jury Prize + 20 more awards
Location: Los Angeles, CA

6 YEARS (2015)



Genre: Romantic Drama
Budget: likely $100,000 - $250,000
Domestic: unknown
Foreign: unknown
Worldwide: unknown
Distributor: The Orchard
Awards: SXSW Grand Jury Prize: Narrative Feature (nominated)
Location: Los Angeles, CA

GARDENSTATE (2004)



NEW JERSEY
PORTMAN
SARSGAARD
HOLM
GARDEN STATE
SELECT THEATRES JULY 30

Genre: Romantic Dramedy
Budget: $2,500,000
Domestic: $26,782,316 (74.8%)
Foreign: $9,043,000 (25.2%)
Worldwide: $35,825,316
Distributor: Fox Searchlight
Awards: 2004 Sundance Film Festival Grand Jury Prize: U.S. Dramatic (nominee)
Location: South Orange, New Jersey

CELESTE AND JESSIE FOREVER (2012)





RASHIDA JONES
ANDY SAMBERG
with ELIJAH WOOD
and EMMA ROBERTS
CELESTE AND JESSE FOREVER

Genre: Romantic Dramedy
Budget: $840,000
Domestic: $3,094,813 (84%)
Foreign: $546,162 (15%)
Worldwide: $3,640,975
Distributor: Sony Pictures Classics
Awards: 28th Independent Spirit Awards — Best first screenplay (nominee)
Location: Los Angeles, CA

500 DAYS OF SUMMER (2009)


JOSEPH GORDON-LEVITT
ZOOEY DESCHANEL
(500) DAYS OF SUMMER
"SMART, SEXY AND SERIOUSLY FUNNY!"

Genre: Romantic Dramedy
Budget: $7,500,000
Domestic: $32,391,374 (53.3%)
Foreign: $28,331,360 (46.7%)
Worldwide: $60,722,734
Distributor: Fox Searchlight
Awards: Independent Spirit Awards — Best screenplay (won)
Location: Los Angeles, CA

ELIZABETH TOWN (2005)


ORLANDO BLOOM
KIRSTEN DUNST
ELIZABETHTOWN
"IT'S A HECK OF A PLACE TO FIND YOURSELF"
OCTOBER

Genre: Romantic Dramedy
Budget: $45,000,000
Domestic: $26,850,426 (51.6%)
Foreign: $25,184,465 (48.4%)
Worldwide: $52,034,891
Distributor: Paramount Pictures
Awards: N/A
Location: Kentucky

LA LA LAND (2016)


HERE'S TO THE FOOLS WHO DREAM.
RYAN GOSLING EMMA STONE
LA LA LAND
IN CINEMAS DECEMBER 26
FROM THE DIRECTOR OF WHIPLASH

Genre: Romantic Dramedy Musical
Budget: $30,000,000
Domestic: $151,101,803 (33.9%)
Foreign: $294,990,554 (66.1%)
Worldwide: $446,092,357
Distributor: Lionsgate
Awards: 89th Academy Awards — Best Director (won), Best Actress (won), Best Cinematography (won), Best Original Score (won), Best Original Song (won), Best Production Design (won)
Location: Los Angeles, CA

NICK & NORA'S INFINITE PLAYLIST (2008)


MICHAEL CERA
KAT DENNINGS
NICK&NORAH'S
INFINITE PLAYLIST
EVERY NIGHT HAS A SOUNDTRACK.

Genre: Romantic Dramedy
Budget: $10,000,000
Domestic: $31,487,293 (94%)
Foreign: $2,019,351 (6%)
Worldwide: $33,506,644
Distributor: Sony Pictures Releasing
Awards: Satellite Awards (3 nominations)
Location: Manhattan, NY

IT HAPPENED IN LA (2017)


MICHELLE MORGAN
JORMA TACCONE
DREE HEMINGWAY
"it Happened in L.A."
DVD
The Orchard

Genre: Romantic Dramedy
Budget: Less than $250,000
Domestic: unknown
Foreign: unknown
Worldwide: unknown
Distributor: The Orchard
Awards: Premiered at the 2017 Sundance Film Festival
Location: Los Angeles, CA

ETERNAL SUNSHINE OF THE SPOTLESS MIND (2004)


CARREY
WINSLET
DUNST
RUFFALO
WOOD
WILKINSON
Eternal Sunshine
of the spotless mind

Genre: Romantic Dramedy
Budget: $20,000,000
Domestic: $34,400,301 (47.6%)
Foreign: $37,857,825 (52.4%)
Worldwide: $72,258,126
Distributor: Focus Features
Awards: 77th Academy Awards — Best Original Screenplay (won), Best Actress (nominated)
Location: New York

BUDGET & FINANCIALS

FINANCING STRATEGY

So far we shot the film for $13.5K + $15K of deferrals. This was only possible through upfront contributions by our creative team -- WGA screenplay, directing, acting, producing, personal equipment, casting studio, locations music, and the bulk of the funding. Combined we were able to provide well over $100K in production value for a fraction of the price.

In order to procure finishing funds, we've decided to do an equity offering through Wefunder.

LINE ITEM POST-PRODUCTION BUDGET

*Since the film is shot and 'in-the-can', we're focusing on budget numbers for Post-production and distribution only.

1. Picture Finishing -- $37,000
-We already have the post house we want to work with signed on to the project, who finished and colored our trailer
-This includes full color grading, line conform, noise reduction, audio layback, and titles

2. Sound and Finishing -- $11,000
 -Average of $10K-$50K for a full mix. We need to come in at a minimum professional rate
 -This includes full A.D.R (if needed), foley (if needed), sound editing, final mix in 5.1, and all deliverables.

3. Deliverables / D.C.P (Digital Film Print) -- $3,000
 -Average of $800 - $5,000

4. H.D.S.R (Tape Back-ups) -- $1,150.00
 -1080p, 2K, 4K back-ups
 -This is a tight number at exactly $1,850.00 - $2k, no more, no less for a big dub house
 -$1,100.00 -- $1,150.00 for smaller dub house.

5. Digi-betas (for foreign markets) -- $250
 -outdated in the states, but still used in foreign markets with older technology
 -$250 - $450 range.

7. Film Festival Submissions -- $3,150
 -Typically $50-$100 per submission, depending on timing.
 -Early bird deadlines are typically around the $50-$70 mark, depending on festival
 -Normal submissions are usually around the $60-$90 mark
 -Late deadlines are usually around the $80-$125+ mark
 -We have 25 films festivals on our roster
 -25 Submissions at a mean price of $90 each (average) = $2,250
 -10 Additional Submission Cushion at $90 each = $900

8. Production Operating Expenses for 6 additional months of post-production — $12,000
-$2,000 a month for five (6) additional months for the Producers to fully focus their time on getting the film through post-production.

9. Film Festival Premiere (for a Major Tier 1 Festival) — $4,000
 -We want to be prepared to capitalize on a tier 1 festival premiere. This will be our best platform available to increase the value of the film.
 -Since we don't yet know which festival we will be premiering at, we are budgeting $1,000 for each of our four (4) lead creatives to attend. This includes flights, lodging, meals, and expenses.
-Depending on which city we premier in, this will be most — at minimum partial — funding for the team.

10. Tier 1 Festival Publicist — $5,000
-A publicist firm runs $8-10K for this service, but this rate will get us a quality independent or solo rep.

11. Basic Marketing Budget — $5,000
 -We will take an active approach to promoting our film alongside our publicist, the distributor, and any festivals
 -This is for placed Facebook and Instagram advertising campaigns as well as coordinated influencer posts to promote the film at all stages of distribution.
 -We will exploit digital marketing to its full potential, collecting information about our demographic to successfully target and re-target our core audience.
 -We have a team of influencers that will promote the film, and will potentially hire others to post and promote the film across platforms.

12. 2020 AFM (American Film Market) -- $1100
-Two 'Industry' badges for Director and Producer to attend the 2020 AFM in order to sell the film to foreign territories.

 13. Legal -- $5,000
-A $5,000 legal reserve to retain legal services for the marketing and distribution of the film.

14. Contingency — $3,350
-A $3,350 contingency fund will bring us to an $91,000 budget before platform hosting fees.
-This will make sure we're covered if some services come in slightly over budget.

15. 7.5% WeFunder Success Fee -- $6,825
 -Should our project find success on WeFunder, we'll owe 7.5% of the funding as a fee to the platform.
-This fee will be $7,125 for a $91,000 goal.

TOTAL: $97,825

> *This is a conservative professional post-production and marketing budget covering the bare essentials. Any money saved finishing the film will be re-directed toward marketing and promotion. Additional money spent on prints and advertising for the project is a great way to yield a higher return for investors.

DISTRIBUTION & MARKETING

DISTRIBUTION AND MARKETING STRATEGY

For the marketing strategy, we'll start with the basics. We will submit to every tier 1, Oscar-qualifying, film festival for the 2020 festival circuit, as well as a selective list of tier 2 festivals in California.

Targeted digital marketing will be our primary focus, with a concentration on Facebook, Instagram, and Google Ads using our source data. Several of our actors are contractually obligated to promote the film, with a total reach of roughly 2 million followers on Instagram.

There are more SVOD, TVOD, and AVOD streaming sites, aggregators, and platforms launching each year, but our main target is the industry leader Netflix. We've personally viewed every single acquired independent dramedy in the Netflix library, and believe The Astrid Experience would make a great Netflix original, as it is representative of the type of innovative content Netflix prides itself on distributing.

Lastly, Apple+ is a major new contender that has limitless potential as an industry leader. Given the fact that we used much of Apple's innovative technology to shoot *The Astrid Experience*, we believe there is a lot of potential for a partnership.

2020 FILM FESTIVAL SUBMISSION LIST
(2020 deadlines based on the equivalent 2019 deadlines)

*As submissions have not opened for year 2020 submissions for the 2021 festival circuit, most submission prices have not been released at the time. However, typical submission prices are as follows…

Earlybird — $45-$70 average
Normal — $60-$100 average
Late — $80-$110 average
Final/Extended — $90-$125 average

The production is aiming to hit as many earlybird deadlines as possible — normal deadlines at the latest — to be as economically efficient as possible with the budget

TIER 1 FILM FESTIVALS

The Majors (The Big 8)

1. Sundance Film Festival
    -Earlybird deadline — August 5th, 2020
    -Normal deadline — August 26th, 2020
    -Late deadline — September 16th, 2020

2. Cannes Film Festival
    -Normal — March 11th, 2020
    -Late — March 18th, 2020

3. Toronto Film Festival

-Earlybird — Submissions open February 2020

4. South by South West (SSXW)
     -Earlybird — August 22nd, 2020
     -Normal — September 19th, 2020
     -Late — October 17th, 2020

5. Venice Film Festival
     -Normal — June 14th, 2020

6. Berlin Film Festival
     -Normal — November 8th, 2020

7. Tribeca Film Festival (Submissions open August 19th, 2020)
     -Earlybird — September 25th, 2020
     -Normal — October 30th, 2020
     -Late — December 2nd, 2020

8. Telluride Film Festival (Submissions open April 15th, 2020)
     -Earlybird — April 15th, 2020
     -Late — July 1st, 2020

The Mini-Majors

9. Austin Film Festival
     -Earlybird — March 29th, 2020
     -Normal — May 24th, 2020
     -Late — June 28th, 2020
     -Extended — July 5th, 2020

10. New York Film Festival
     -Earlybird — March 22nd, 2020
     -Normal — May 3rd, 2020
     -Late — May 24th, 2020
     -Extended — June 7th, 2020

11. AFI Film Festival (Submissions open March 4th, 2020)
     -Earlybird — March 29th, 2020
     -Normal — May 3rd, 2020
     -Late — July 12th, 2020

12. Seattle Film Festival
     -Earlybird — October 4th, 2020
     -Normal — December 13th, 2020
     -Late — January 31st, 2021

13. Chicago International Film Festival
     -Earlybird — April 8th, 2020
     -Normal — June 17th, 2020
     -Late — July 8th, 2020

14. Palm Springs International Film Festival
    -Earlybird — July 1st, 2020
    -Normal — August 1st, 2020
    -Late — September 1st, 2020

15. Atlanta Film Festival
    -Very Earlybird — June 6th, 2020
    -Earlybird — July 11th, 2020
    -Normal — September 26th, 2020
    -Late — October 24th, 2020
    -Extended — November 14th, 2020

16. Slam Dance Film Festival (Submissions open May 20th, 2020)
    -Earlybird — July 15th, 2020
    -Normal — August 26th, 2020
    -Late — October 3rd, 2020
    -Extended — October 12th, 2020

17. Raindance Film Festival (Submissions open September 3rd, 2020)
    -Earlybird — April 24th, 2020
    -Normal — May 15th, 2020
    -Late — May 29th, 2020

18. Santa Barbara International Film Festival (Submissions open June 1st, 2020)
    -Earlybird — July 12th, 2020
    -Normal — August 16th, 2020
    -Late — October 4th, 2020
    -Final — November 15th, 2020

19. Newport Beach Film Festival
    -Earlybird — September 27th, 2020
    -Autumn — October 25th, 2020
    -Thanksgiving — November 22nd, 2020
    -Normal — December 20th, 2020
    -Late — February 7th, 2021

20. Portland Film Festival
    -Earlybird — March 27th, 2020
    -Normal — April 24th, 2020
    -Late — May 29th, 2020

21. Ashland Independent Film Festival (Submissions open September 2nd, 2020)
    -Earlybird — October 18th, 2020
    -Normal — November 8th, 2020
    -Late — November 29th, 2020

22. Cinequest Film Festival (Submissions open May 1st, 2020)
    -Earlybird — August 9th, 2020
    -Normal — October 11th, 2020
    -Late — November 8th, 2020

-Extended — November 15th, 2020

23. San Francisco International Film Festival (Submissions open August 26th, 2020)
    -Earlybird — October 7th, 2020
    -Normal — November 11th, 2020
    -Late — December 9th, 2020

24. Florida Film Festival
    -Earlybird — October 11th, 2020
    -Normal — November 15th, 2020
    -Late — November 29th, 2020

25. Nashville Film Festival
    -Earlybird — September 30th, 2019
    -Normal — February 28th, 2020
    -Late — April 30th, 2020
    -Extended — May 31st, 2020

California Based Film Festivals

1. AFI Film Festival (Submissions open March 4th, 2020)
    -Earlybird — March 29th, 2020
    -Normal — May 3rd, 2020
    -Late — July 12th, 2020

2. Palm Springs International Film Festival
    -Earlybird — July 1st, 2020
    -Normal — August 1st, 2020
    -Late — September 1st, 2020

3. Santa Barbara International Film Festival (Submissions open June 1st, 2020)
    -Earlybird — July 12th, 2020
    -Normal — August 16th, 2020
    -Late — October 4th, 2020
    -Final — November 15th, 2020

4. Newport Beach Film Festival
    -Earlybird — September 27th, 2020
    -Autumn — October 25th, 2020
    -Thanksgiving — November 22nd, 2020
    -Normal — December 20th, 2020
    -Late — February 7th, 2021

5. Cinequest Film Festival (Submissions open May 1st, 2020)
    -Earlybird — August 9th, 2020
    -Normal — October 11th, 2020
    -Late — November 8th, 2020
    -Extended — November 15th, 2020

6. San Francisco International Film Festival (Submissions open August 26th, 2020)

-Earlybird — October 7th, 2020
-Normal — November 11th, 2020
-Late — December 9th, 2020

INTENDED AUDIENCE

INTENDED AUDIENCE

The target demographic is young adults and adults aged 18 — 34. The universal themes of overcoming hardship, finding purpose, perseverance, and the quest for love, are proven to translate across cultural boundaries.

As filmmakers in this current market, we also know and recognize the importance of finding our niche. There's more content being created now than ever before, so a focus on quality and reaching our core audience has never been more important. Since we are considered an "ultra-low budget" film by industry standards, and plan on a cost-effective digital marketing and grassroots promotion campaign, reaching our core audience and spreading via word-of-mouth is critical to our success.

The anticipated niche audience for the project is hopeful Los Angeles artists — actors, writers, directors, filmmakers, musicians, etc. — the film will also appeal to artists worldwide or anyone interested in the lifestyle of living and working in the entertainment industry, as it is an accurate depiction of one such story.

The best thing about our core demographic is that they are the influencers of the world, especially on social media where word-of-mouth travels the fastest. We will use a series of organic and paid social media campaigns — focusing mainly on Facebook and Instagram — in which our cast and crew's combined reach is over two million friends and followers. Combined with the excellence of our content, we have the ingredients to potentially go viral.

Lastly, anyone involved or interested in personal recovery will be attracted to this film, as the story accurately displays the reality of living life in recovery. Many influential artist are in recovery and attribute their success to it, so there is a lot of potential here for overlap.

Lovers of 'indie darling' films will find a new favorite in The Astrid Experience. Fans of the films on our competitive analysis list will naturally be drawn to our film's story-line, characters, originality, music, and everything that makes a well-crafted indie romance.

INVESTMENT OVERVIEW

OFFERING & TERMS

THE ASTRID EXPERIENCE, LLC and the two founding partners, Cal Barnes and John That respectively, are offering a 33% share of the film's net profits for the entire $97,825 post-production budget after a 120% recoupment of each investor's principle investment.

For example, if a sole investor were to finance the entire post-production budget of $97,825, they would receive a 120% return on their initial $97,825 investment off the top — $117,390 — and then would receive 33% (one third) of the film's net profits along with the founders.

If two investors financed the entire post-production budget of $97,825 at $48,912.50 each, they would both receive a 120% return on their initial investment off the top — $58,695 each — and then would receive 16.5% (or one sixth) of the net profits in the project along with the founders, and so on and so forth depending on each investors principle investment.

CREDIT

-SOLE EXECUTIVE PRODUCER CREDIT ($97,825) — The full $97,825 post-production budget (80%+ of funding) will buy the investor the sole 'Execute Producer' credit, and they will officially be the only 'Executive Producer' credited on the film.

-EXECUTIVE PRODUCER CREDIT ($20,000+) — Any investor who puts in $20,000 or more will be credited as an 'Executive Producer' on the film along with any additional investors who invest more than $20,000, but less than 80% of the total budget.

-CO-PRODUCER CREDIT ($15,000+) — Any investor that invests $15,000 or more into the project, but less than $20,000.

-ASSOCIATE PRODUCER CREDIT ($10,000+) — Any investor that invests $10,000 or more into the project, but less than $15,000.

-'THE PRODUCERS WISH TO THANK' CREDIT ($5,000+) — Any investor that invests $5,000 or more into the project, but less than $10,000.

-'VERY SPECIAL THANKS' CREDIT ($1,000+) — Any investor that invests $1,000 or more into the project, but less than $5,000.

-'SPECIAL THANKS' CREDIT ($500+) — Any investor that invests $500 or more into the project, but less than $1,000.

FILM INVESTOR RECOUPMENT WATERFALL
(From the final gross proceeds at the box office downward)

1. EXHIBITORS (theatres) — take their cut. Typically 50-70% of the box office gross
2. DISTRIBUTORS — take their cut. Typically 30-40% of the box office gross
    -Distributors recoup expenses and take their distribution fee — typically 25-35% of the distributors cut of the gross box office — then pay the remainder to the production company.
3. PRODUCTION DEBT — the production company pays off any and all production debt and any interest it had accrued to complete the picture (on *The Astrid Experience,* we don't have any).
4. INVESTORS — recoup 120% of their principle investment from the earnings given to the production company by the distributor.
5. THE PRODUCTION COMPANY — pays off any overhead or deferred expenses it had accrued during production, until the "breakeven point."
    -Once the film project hits "breakeven point", the project is considered "profitable."
6. INVESTORS AND EQUITY HOLDERS — split net profits according to their back-end percentages for the life of the film.

RISK & ADVISORY

Investing in independent films is risk by its nature and the chance of success is relatively low compared to many other industries. The market and culture around filmmaking is constantly changing, and there are a variety of uncontrollable factors that make it difficult to predict whether or not a film will break out or become a "hit", or not. It is not recommended that any investor invest into an independent film with finances that they will "miss" or "need to have back at all cost". In the film world, it is not uncommon for investors to lose some or all of their initial investment in a film. Although the lead producers are doing everything to make sure that the project is financially successful for all equity holders involved, any investor — including those that have already invested in the film — have entered into the project knowing that a total loss is one possible outcome, and have accepted this as a possibility.

That said, investing in and producing feature films can be extremely rewarding in many ways that aren't strictly financial. The life experience of funding a story, fueling a filmmakers dream, and being an essential part of the production can be fulfilling in way — that for many people — is worth their entire investment to begin with. The two founders of this project are two such people.

As long as the risk is acknowledged and accepted before hand, we are excited to be undertaking this journey with you, and are looking forward to having a good time at the top of the mountain!

CONTACT

Please don't hesitate to contact the production with questions or inquiries!

Cal Barnes (Director/Producer)
323-533-0672
CalRBarnes@Gmail.com

John That (Producer)
310-383-9068
John@Noblehooks.com

THANKS FOR TAKING A LOOK AT OUR PITCH DECK!



With Love,

THE PRODUCERS